

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2011

Via Facsimile
Mr. Roger A. Leopard
President and CEO
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva, Switzerland

      RE: **CalciTech Ltd.**
              Form 20-F/A for the Fiscal Year ended December 31, 2010
              Filed September 28, 2011
              File No. 0-20420

Dear Mr. Leopard:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief